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                               (Enstar Letterhead)




March 11, 1997


Dear Limited Partner:

         Enstar Income Program IV-1, Ltd. (the "Partnership") has become aware that an unsolicited offer for up to 1,951 units (representing approximately 4.9% of the outstanding Units in the Partnership), at a price of $112 per Unit, was commenced by Gale Island, LLC ("Gale") in a letter dated on or about March 3, 1997. This offer was made without the consent or the involvement of the General Partner. We have considered this offer, and believe that it is inadequate and not in your best interest to accept.

         Pursuant to rule 14e-2 under the Securities Exchange Act of 1934, we are required to furnish you with our position with respect to the Gale offer. We have considered this offer and, based on the very limited information made available by Gale, believe that it is inadequate, not representative of the inherent value of the Partnership's cable systems and not in your best interest to accept. Accordingly, the Corporate General Partner's recommendation is that you reject the Gale offer. We urge you not to sign the Agreement of Transfer and Sale Form that Gale sent to you and not tender your Units to Gale. In evaluating the offer, the Corporate General Partner believes that its limited partners should consider the following information:

- The offering price for each limited partnership unit during the offering period was $250 per unit. Cash distributions of approximately $118 per unit were paid from formation through January 31, 1997. The Partnership expects to continue to pay quarterly distributions to Unitholders during 1997 at the annualized rate of five percent. In contrast, the Gale offer is only $112 per unit. If Gale is successful in buying Units at the price in its offer, Gale will own units at much lower prices than virtually all of the current partners and, in our view, for much less than they are worth. Limited partners should note that the Partnership's cash flow (operating income before depreciation and amortization) for the twelve months ended September 30, 1996 was approximately $31 per unit. The Gale offer represents a valuation of only approximately 3.5 times said cash flow (after adjustment for the excess of current assets over total liabilities as of September 30, 1996).

- As of the date of this letter, the Corporate General Partner believes that a reasonable range of valuation per limited partnership unit is between $173 and $235 based on the factors noted below. The Corporate General Partner believes that Gale offer is inadequate because the price in its offer does not even approach the $173 low end of the range provided. The Corporate General Partner did not retain a third party to conduct an evaluation of the Partnership's assets or otherwise obtain any appraisals. Rather, the per unit valuations provided were derived by attributing a range of multiples to the Partnership's cash flow (operating income before depreciation and amortization) for the twelve months ended September 30, 1996, adjusted for the excess of current assets over total liabilities. The Corporate General Partner has selected market multiples based on, among other things, its understanding of the multiples placed on other transactions involving comparable cable television properties and the securities of companies in that industry. The Corporate General Partner's belief as to the valuation range provided is necessarily based on economic, industry and financial market conditions as they exist as of the date of this letter, all of which are subject to change, and there can be no assurance that the Partnership's cable properties could actually be sold at a price within this range. Additionally, the valuations provided do not give effect to any brokerage or other transaction fees that might be incurred by the Partnership in any actual sale of the Partnership's system.

- Based on the information received by the Corporate General Partner, the $112 per unit offer by Gale is less than the price for which limited partnership units were recently sold on the secondary market. Partnership Spectrum, an independent industry publication, has reported that between December 1, 1996 and January 31,



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     1997, 48 Units were sold on the secondary market between a high of approximately $124 per unit and a low of approximately $114 per unit. In the Corporate General Partner's opinion, the fact that the Gale offer is being made at a discount from the most recent secondary market price available to the Corporate General Partner only serves to underscore the inadequacy of the Gale offer. In addition, the Corporate General Partner believes that the price for units in the secondary market is not an accurate reflection of the fair market value of such units due to the low volume of transactions in that limited market and the legal and tax restrictions on such transfers. Should unitholders wish to sell their Units, there are a number of independent firms that trade interests of limited partnership on the secondary market, including:

     Napex 800-356-2739                             American Partnership Services 800-736-9797

     Cuyler & Associates 800-274-9991               Nationwide Partnership Marketplace 800-969-8996

     DCC Securities 800-945-0440                    Chicago Partnership Board 800-272-6273

     For the reasons discussed above, the Corporate General Partner believes that the Gale offer is not in the best interest of the limited partners and recommends that you NOT transfer, agree to transfer, or tender any units in response to the Gale offer.

     If you have any questions regarding these matters or your investment, please call our Investor Services Department at (800) 433-4287.

Sincerely,

Enstar Income Program IV-1, Ltd.
A Georgia Limited Partnership


cc:      Account Representative


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